[Letterhead of BB&T Corporation]

November 5, 2008

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. Mark Webb, Esq.

Re:	BB&T Corporation
Registration Statement on Form S-4 (initially filed on
September 30, 2008, Amendment No. 1 filed October 29, 2008)
Registration No. 333-153747

Dear Mr. Webb:

          In accordance with Rule 461 under the Securities Act of 1933, as amended, BB&T Corporation (“BB&T”) hereby respectfully requests that the above-referenced Registration Statement on Form S-4, as amended (the “Registration Statement”), be declared effective on November 6, 2008 at 4:00 pm, Eastern time, or as soon as practicable thereafter.

          BB&T hereby acknowledges to the Securities and Exchange Commission (the “Commission”) the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action does not foreclose the Commission from taking any action with respect to the Registration Statement.
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve BB&T from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.
•	BB&T may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          If you have any questions regarding the foregoing, kindly contact Burt Arrington at 704-954-3106. Thank you for your time and attention.

Sincerely,
BB&T Corporation

/s/ Frances B. Jones
Frances B. Jones
Executive Vice President, General Counsel,
Corporate Secretary and Chief Corporate
Governance Officer

cc:	Robert J. Johnson, Esq.
D. Burt Arrington, Esq.
Christopher J. Gyves, Esq.